March 25, 2011
VIA EDGAR
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
Washington, D.C. 20549
Attn: David L. Orlic, Esq.
Re:	Clinical Data, Inc. Schedule 14D-9 Filed on March 8, 2011
Ladies and Gentlemen:
     On behalf of Clinical Data, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Second Amendment”) to the Company’s Schedule 14D-9, initially filed with the Commission on March 8, 2011, and amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on March 18, 2011 (as amended, the “Schedule 14D-9”). Set forth below are the Company’s responses to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated March 17, 2011 from David L. Orlic, Special Counsel. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one courtesy copy of the Second Amendment and one courtesy copy of this letter to Mr. Orlic of the Commission’s Division of Corporation Finance, Office of Mergers and Acquisitions. In addition, we are delivering to Mr. Orlic one courtesy copy of the Second Amendment marked to show the changes made to the disclosure included in the Schedule 14D-9 originally filed with the Commission.
Securityholder Tender and Support Agreement, page 12
1. Comment: We note your statements that:
•	The merger agreement and support agreement are not intended to modify or supplement any factual disclosures in your public reports.

•	The merger agreement and support agreement and the summary of their terms are not intended to provide any other factual information about you.

•	The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and were solely for the benefit of the parties to the agreements.

•	Neither investors nor stockholders are third-party beneficiaries under the merger agreement and support agreement.

•	Investors and stockholders should not rely on the representations, warranties and covenants as characterizations of the actual state of facts or circumstances.
The merger agreement and support agreement were filed as exhibits to a publicly filed document. Please revise as appropriate to remove the implication that the merger agreement and support agreement, and the summaries of these documents, do not constitute public disclosure.
          Response: Please see the Company’s updated disclosure in Item 3 of the Second Amendment beginning on page 1, reflecting its response to this comment.
2. Comment: We note your statement that information concerning the subject matter of representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements not misleading.
          Response: The Company acknowledges the Staff’s comments and its responsibility for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements not misleading. At this time, the Company has concluded that no additional disclosure is required to make the statements not misleading.
Financial Projections, page 21
3. Comment: We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.
          Response: The financial projections set forth in the Schedule 14D-9 include EBITDA, which is a non-GAAP financial measure. Under Rule 100(a) of Regulation G, whenever a registrant publicly discloses material information that includes a non-GAAP financial measure, the registrant must accompany that non-GAAP financial measure with (1) a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP, and (2) a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure calculated and presented in accordance with GAAP.
          The financial projections in the Schedule 14D-9 include EBIT, which represents the most directly comparable GAAP financial measure to EBITDA. The paragraphs that precede the financial projections include a description of the calculations for EBITDA, which equals EBIT plus depreciation and amortization. The financial projections in the Schedule 14D-9 include the amount of depreciation and amortization that is added to EBIT in order to calculate EBITDA. In light of the level of detail already provided in the financial projections with respect to EBITDA, we believe the financial projections as presented in the Schedule 14D-9 adequately reconcile the differences between EBIT and EBITDA in a clearly understandable method and, therefore, no separate reconciliation or additional disclosure is necessary. In response to this comment, the Company, however, has revised the paragraph immediately following the financial projections to further clarify the EBITDA calculation.
          The Company has authorized us to confirm on its behalf that it acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the above responses and the related revisions to the Second Amendment will be acceptable to the Staff. Please do not hesitate to call me at (858) 550-6064 or Marc Recht at (617) 934-2316 with any comments or questions regarding the Second Amendment and this letter. We thank you for your time and attention.
Sincerely,

/s/ Barbara Borden
Barbara Borden
Cc:	Clinical Data, Inc. Andrew J. Fromkin C. Evan Ballantyne Caesar J. Belbel

Cooley LLP Marc Recht